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SECURITIES ON

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 5 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 66176

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OCM Investments, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 S. Grand Avenue, 28th Floor
(No. and Street)

Los Angeles (City) CA (State) 90071 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John B. Edwards (213) 830-6229
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

9171 Wilshire Blvd. 5th Floor (Address) Beverly Hills (City) CA (State) 90210 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, John B. Edwards, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OCM Investments, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WENDE LEE
Commission # 1852155
Notary Public - California
Los Angeles County
My Comm. Expires Jun 30, 2013

Signature

FINOP
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OCM INVESTMENTS, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
9171 Wilshire Boulevard, 5th Floor
Beverly Hills, CA 90210
tel 310.273.2770
fax 310.273.6649
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Members of OCM Investments, LLC

We have audited the accompanying statement of financial condition of OCM Investments, LLC (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of OCM Investments, LLC as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Beverly Hills, California
February 14, 2010

OCM INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS		
Cash	$	79,362
Prepaid expenses		104,250
Deposits		883
	$	184,495
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accrued expenses	$	25,150
Payable to related party		1,030
Total liabilities		26,180
Members' equity		158,315
	$	184,495

See accompanying notes to financial statement.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

OCM Investments, LLC (the "Company") is a securities broker-dealer that solely facilitates the private placement of interests in limited partnerships managed by an affiliated investment adviser, Oaktree Capital Management, L.P. ("Oaktree"). The Company, a majority-owned subsidiary of Oaktree, is organized under the laws of the state of Delaware pursuant to the Delaware Limited Liability Company Act and is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 14, 2010. Subsequent events have been evaluated through this date.

Revenue Recognition

Revenues from servicing fees are recognized on the accrual basis as earned.

Income Taxes

The Company is a limited liability company and is not subject to Federal income taxes. Taxable income of the Company is reported on the members' tax returns. The Company is subject to a state annual minimum franchise tax and limited liability company fee.

In accordance with GAAP, the Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company is not subject to income tax examinations by major taxing authority for the years before 2006. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to net assets as of January 1, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on its financial statements upon adoption. However, its conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in other expenses, if assessed. No interest expense or penalties have been assessed for the year ended December 31, 2009.

1. Nature of operations and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Related party transactions

In accordance with the Company's limited liability agreement, Oaktree pays the Company a fee for services provided equivalent to 110 percent of costs incurred by the Company in its operations. For the year ended December 31, 2009, fees received totaled $161,066. Oaktree is the managing member of the Company. In addition, pursuant to the Company's limited liability agreement, Oaktree pays all shared overhead expenses of the Company, such as compensation, benefits, rent and other expenses incurred in maintaining the Company's place of business. The Company has no obligation to repay Oaktree for such costs. The Company has a payable of $1,030 to Oaktree at December 31, 2009.

3. Net capital requirements

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company's net capital was approximately $53,000, which was approximately $48,000 in excess of its minimum net capital requirement of $5,000.

4. Concentration of credit risk

The Company maintains its cash balances at a financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution through December 31, 2013.

5. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

OCM INVESTMENTS, LLC

REPORT PURSUANT TO RULE 17a-5

FINANCIAL STATEMENT
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009